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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1*
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                               (FINAL AMENDMENT)

                            ------------------------

                            SENIOR INCOME FUND L.P.
                            (NAME OF SUBJECT ISSUER)

                                  LAVRA, INC.
                           ARV ASSISTED LIVING, INC.
                                   (BIDDERS)

        UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   820930105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                GARY L. DAVIDSON
                             CHAIRMAN OF THE BOARD
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 751-7400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200

                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*: $25,979,042                 AMOUNT OF FILING FEE: $5,196

---------------
* For purposes of calculating the filing fee only. This amount assumes the purchase of 4,403,227.50 units representing assignments of limited partnership interests (the "Units") of the subject partnership for $5.90 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $5,196              Filing Party:  ARV Assisted Living, Inc.
Form or Registration No.:  Schedule 14D-1      Date Filed:    December 23, 1996

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* Also constitutes an amendment to the Statement on Schedule 13D of LAVRA, Inc.
  and ARV Assisted Living, Inc.

                       Index to Exhibits Located at Page

                                     14D-1

CUSIP No. 820930105


---------------------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ARV Assisted Living, Inc.
         33-0160968
---------------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a) [ ]
                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------
   3.    SEC USE ONLY
---------------------------------------------------------------------------------------------
   4.    SOURCES OF FUNDS
         WC, BK
---------------------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                             [ ]
---------------------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         California
---------------------------------------------------------------------------------------------
   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         616,844.50 Units, which number includes 588,569.50 Units held by LAVRA, Inc.
---------------------------------------------------------------------------------------------
   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                   [ ]
---------------------------------------------------------------------------------------------
   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 12.8%. (Based on 4,827,500 Units reported as outstanding as of
         September 30, 1996)
---------------------------------------------------------------------------------------------
  10.    TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------------------------

                                     14D-1

CUSIP No. 820930105


---------------------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         LAVRA, Inc.
         33-0650949
---------------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a) [ ]
                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------
   3.    SEC USE ONLY
---------------------------------------------------------------------------------------------
   4.    SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                             [ ]
---------------------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------
   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         600,794.50 Units.
---------------------------------------------------------------------------------------------
   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                   [ ]
---------------------------------------------------------------------------------------------
   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 12.4% (Based on 4,827,500 Units reported as outstanding as of
         September 30, 1996)
---------------------------------------------------------------------------------------------
  10.    TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------------------------



     This Amendment No. 2 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1, originally filed with the Commission on December 23, 1996, as amended by Amendment No. 1 filed with the Commission on January 17, 1997, by LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV") (the "Schedule 14D-1"). As amended this statement relates to the offer by the Purchaser to purchase any and all of the units representing assignments of limited partnership interests (the "Units") of Senior Income Fund L.P., a Delaware limited partnership (the "Partnership") at $5.90 per Unit, net to the seller in cash, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made, announced or paid by the Partnership from the date of the Offer (defined below) to the date on which the Purchaser purchases the tendered Units pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase") and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"). Capitalized terms used but not defined herein have the meaning given to them in the Offer to Purchase. This statement also constitutes an amendment of the Statement on Schedule 13D of the Purchaser and ARV filed on December 17, 1996.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Items 6(a) and (b) are hereby amended by adding the following:



     The Offer expired January 31, 1997 according to its terms at 12:00 midnight, New York City time, on Friday, January 31, 1997. Promptly thereafter, the Purchaser gave notice to the Depositary of its acceptance for payment in accordance with the terms of the Offer of all Units that had been validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary's preliminary count, approximately 283,811 Units had been tendered. A copy of the press release issued by ARV on February 3, 1997 relating to the completion of the Offer is attached hereto as Exhibit 99.8 and is incorporated herein by reference.



     The Purchaser previously reported in the Final Amendment to Tender Offer Statement on Schedule 14D-1 filed by the Purchaser and ARV in connection with the Purchaser's prior offer (the "Prior Offer") for Units in the Partnership (which expired on December 13, 1996) that, based on a preliminary count, approximately 375,947.50 Units had been tendered to the Purchaser in connection with the Prior Offer. Thereafter, approximately 92,239 of the Units tendered during the Prior Offer were returned, defective or improperly tendered. As a result, as of February 3, 1997, the Purchaser purchased approximately 283,708.50 Units tendered during the Prior Offer.



     As of February 3, 1997, the Purchaser beneficially owns approximately 600,794.50, consisting of purchases of 32,275 Units prior to the Prior Offer, 1,000 Units contracted for prior to the Prior Offer, approximately 283,708.50 Units during the Prior Offer and approximately 283,811 Units during the Offer. Also, as of February 3, 1997, ARV beneficially owns approximately 616,844.50 Units, consisting of the purchase of 16,050 Units prior to the Prior Offer and purchases made by the Purchaser disclosed in the previous sentence in the amount of approximately 600,794.50.



ITEM 10.  ADDITIONAL INFORMATION.


     Item 10(f) is hereby amended by adding the following:


     (f) Reference is hereby made to the text of the Press Release, dated February 3, 1997, attached hereto as Exhibit 99.8, which is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby adding the following, which is attached hereto as an exhibit:


     99.8 Text of Press Release, dated February 3, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1997


                                          LAVRA, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                          ARV ASSISTED LIVING, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                 EXHIBIT INDEX


EXHIBIT NO.                                          DESCRIPTION
-----------                                          -----------
    99.1*  --  Form of Summary Advertisement, dated December 23, 1996
    99.2*  --  Offer to Purchase, dated December 23, 1996
    99.3*  --  Letter of Transmittal
    99.4*  --  Text of Press Release, dated December 23, 1996
    99.5*  --  Guidelines for Certification of Taxpayer Identification Number on Substitute
               Form W-9
    99.6*  --  Letter to Unitholders, dated December 23, 1996
    99.7*  --  Letter to Unitholders, dated January 16, 1997
    99.8   --  Text of Press Release, dated February 3, 1997


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* Previously filed.